UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                RONCO CORPORATION
              ----------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.00001 PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                    776292104
                                 --------------
                                 (CUSIP Number)


                                December 31, 2005
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

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                                  SCHEDULE 13G

---------------------------------
CUSIP No. 776292104
---------------------------------
--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Richard F. Allen, Sr.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                      5  SOLE VOTING POWER

                         480,188(1)
    NUMBER OF         ----------------------------------------------------------
      SHARES          6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            26,525(2)
       EACH           ----------------------------------------------------------
    REPORTING         7  SOLE DISPOSITIVE POWER
      PERSON
       WITH:             480,188(1)
                      ----------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER

                         26,525(2)
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       506,713(3)
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.9%(4)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
----------------------

(1) These shares of common stock are subject to repurchase by Ronco Corporation ("Ronco"), at its option, for $0.01 per share, exercisable if Mr. Allen voluntarily terminates his employment with Ronco prior to June 30, 2008 or if certain performance targets are not satisfied.

(2) Represents 26,525 shares of Series A Convertible Preferred Stock (including four shares of Series A Convertible Preferred Stock that were paid for but were not issued as of December 31, 2005) held by The Allen Peyser Family Trust of which Mr. Allen and his spouse are trustees. Mr. Allen and his spouse exercise voting and investment power over these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder. Mr. Allen and his spouse disclaim beneficial ownership of the shares held by The Allen Peyser Family Trust.

(3) Represents 480,188 shares of common stock held individually by Mr. Allen and 26,525 shares of Series A Convertible Preferred Stock (including four shares of Series A Convertible Preferred Stock that were paid for but were not issued as of December 31, 2005) held by The Allen Peyser Family Trust of which Mr. Allen and his spouse are trustees. The shares of common stock are subject to repurchase by Ronco, at its option, for $0.01 per share, exercisable if Mr. Allen voluntarily terminates his employment with Ronco prior to June 30, 2008 or if certain performance targets are not satisfied. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder. Mr. Allen and his spouse disclaim beneficial ownership of the shares held by The Allen Peyser Family Trust.

(4) Calculated on the basis of 2,091,605 shares of Ronco common stock outstanding on December 31, 2005.

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ITEM 1(a).     NAME OF ISSUER:

               Ronco Corporation

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               21344 Superior Street
               Chatsworth, California 91311

ITEM 2(a).     NAME OF PERSON FILING:

               Richard F. Allen, Sr.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               21344 Superior Street
               Chatsworth, California 91311

ITEM 2(c).     CITIZENSHIP:

               Mr. Allen is a citizen of the United States of America.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.00001 par value

ITEM 2(e).     CUSIP NUMBER:

               776292104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.

ITEM 4.        OWNERSHIP:

(a)   Amount Beneficially Owned: 506,713(1) shares

(b)   Percent of Class: 23.9%(2)

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote: 480,188(3)

      (ii)  Shared power to vote or to direct the vote: 26,525(4)

      (iii) Sole power to dispose or to direct the disposition of: 480,188(3)

      (iv)  Shared power to dispose or to direct disposition of: 26,525(4)

----------------------

(1) Represents 480,188 shares of common stock held individually by Mr. Allen and 26,525 shares of Series A Convertible Preferred Stock (including four shares of Series A Convertible Preferred Stock that were paid for but were not issued as of December 31, 2005) held by The Allen Peyser Family Trust of which Mr. Allen and his spouse are trustees. Mr. Allen and his spouse each exercise voting and investment power over the shares held by The Allen Peyser Family Trust. The shares of common stock are subject to repurchase by Ronco, at its option, for $0.01 per share, exercisable if Mr. Allen voluntarily terminates his employment with Ronco prior to June 30, 2008 or if certain performance targets are not satisfied. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder. Mr. Allen and his spouse disclaim beneficial ownership of the shares held by The Allen Peyser Family Trust.

(2) Calculated on the basis of 2,091,605 shares of Ronco common stock outstanding on December 31, 2005.

(3) These shares of common stock are subject to repurchase by Ronco, at its option, for $0.01 per share, exercisable if Mr. Allen voluntarily terminates his employment with Ronco prior to June 30, 2008 or if certain performance targets are not satisfied.

(4) Represents 26,525 shares of Series A Convertible Preferred Stock (including four shares of Series A Convertible Preferred Stock that were paid for but were not issued as of December 31, 2005) held by The Allen Peyser Family Trust of which Mr. Allen and his spouse are trustees. Mr. Allen and his spouse exercise voting and investment power over these shares. Each share of Series A Convertible Preferred Stock may be converted into one share of common stock at the option of the holder. Mr. Allen and his spouse disclaim beneficial ownership of the shares held by The Allen Peyser Family Trust.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Mr. Allen and his spouse exercise voting and investment power over the 26,525 shares of Series A Convertible Preferred Stock (including four shares of Series A Convertible Preferred Stock that were paid for but were not issued as of December 31, 2005) held by The Allen Peyser Family Trust of which Mr. Allen and his spouse are trustees.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2006.                   By: /s/Richard F. Allen, Sr.
                                               -------------------------
                                               Richard F. Allen, Sr.

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